[redacted]

SECUR[barcode]ION

06003561

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SEC FILE NUMBER
8- 50078

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DP Securities Inc. DBA SAGIENT SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3655 NOBEL DR., STE. 540
(No. and Street)

SAN DIEGO | CA | 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KYLE 858-623-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON AND CO., LLP
(Name – *if individual, state last, first, middle name*)

3655 NOBEL DR., STE. 500 SAN DIEGO, CA 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KYLE, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGIENT SECURITIES, as of FEBRUARY 24TH, 20 06, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

BOBBI SUE RICHARDSON
Commission # 1601904
Notary Public - California
San Diego County
My Comm. Expires Sep 18, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT
AND
REPORT PURSUANT TO RULE 17A-5

DP SECURITIES, INC.
DECEMBER 31, 2005

TABLE OF CONTENTS

PETERSON & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Serving San Diego Since 1951

INDEPENDENT AUDITORS' REPORT

Board of Directors
DP Securities, Inc.

We have audited the accompanying statement of financial condition of DP Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DP Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements of the Company have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2005, the Company incurred a loss of $21,551 and at December 31, 2005 has an accumulated deficit of $131,852. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17 a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson & Co LLP

PETERSON & CO., LLP

January 30, 2006
San Diego, California

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

DP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	6,500
Securities owned:		
Marketable, at market value		10,554
Interest receivable		1,613
Notes receivable		90,000
Total assets	$	108,667

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to Parent	$	90,000
Stockholder's Equity:		
Common stock; $.0205 par value; 1,000,000 shares authorized, issued and outstanding		20,500
Additional paid-in capital		130,019
Accumulated deficit		(131,852)
Total stockholder's equity		18,667
Total liabilities and stockholder's equity	$	108,667

The accompanying notes are an integral part of these financial statements.

DP SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Gain on market value of securities owned	$	7,527
Interest income		1,613
Other income		412
Total revenues		9,552
EXPENSES		
General and administrative		3,023
Management fee - related party		28,080
Total expenses		31,103
NET LOSS	$	(21,551)

The accompanying notes are an integral part of these financial statements.

DP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance - December 31, 2004	1,000,000	$ 20,500	$ 98,916	$ (110,301)	$ 9,115
Investment by Parent			31,103		31,103
Net loss	-	-	-	(21,551)	(21,551)
Balance - December 31, 2005	1,000,000	$ 20,500	$ 130,019	$ (131,852)	$ 18,667

The accompanying notes are an integral part of these financial statements.

DP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (21,551)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in operating assets:	
Securities owned, net	(7,527)
Interest receivable	(1,613)
Net cash used in operating activities	(30,691)
CASH FLOWS FROM FINANCING ACTIVITIES	
Investment by parent	31,103
Net cash provided by financing activities	31,103
Net increase in cash and cash equivalents	412
Cash and cash equivalents, beginning of year	6,088
Cash and cash equivalents, end of year	$ 6,500
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Income taxes paid	$ -
Interest paid	$ -
SUPPLEMENTAL DISCLOSURES OF NON CASH TRANSACTIONS	
Notes receivable issued by ERF Wireless, Inc.	$ 90,000
Due to Parent	$ 90,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

DP Securities, Inc. (the "Company") was organized in 1997 under the laws of California and began operations in October 1997. The Company is located in San Diego, California and is a registered broker-dealer in securities. The Company is a member of the National Association of Securities Dealers, Inc. and is a wholly-owned subsidiary of Sagient Research Systems Inc. (the "Parent"). As an introducing broker, all transactions on behalf of customers are cleared on a fully disclosed basis with an independent clearing organization.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third day following the transactions date, which is not materially different than on a trade date basis. During the year ended December 31, 2005, the Company did not engage in any securities transactions.

Securities owned are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in revenues on the statement of operations.

Placement Fees

Placement fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company participates as an underwriter or agent. These fees are recorded when the underwriting is completed and the income is reasonably determinable. Referral fees related to placement transactions are expensed when the related revenue is recognized. During 2005, the Company did not recognize any placement fees or incur any referral fees.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

NOTE 1 –SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For the purposes of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates in the near term.

NOTE 2 – GOING CONCERN

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2005, the Company has incurred losses of $22,551 and as a result, it has an accumulated deficit of $131,852 at December 31, 2005. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans are focused on complying with the minimum requirements to maintain the Company's license, executing selective placement transactions as those opportunities arise and reducing its cash operating needs. The accompanying financial statements do not include any adjustments relating to this uncertainty.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company does not hold funds or securities for customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker-dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS) (CONTINUED)

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALER AND CLEARING ORGANIZATIONS

At December 31, 2005, no amounts are receivable from or payable to a clearing broker.

NOTE 5 – NOTES RECEIVABLE

In September 2005, the Company was issued a convertible note from ERF Wireless, Inc. ("ERF") with a face amount of $90,000 ("Note") and warrants to purchase 55,115 shares of common stock of ERF in connection with a transaction between the Parent and ERF. The Note bears interest at 6% per annum unless there is a default, in which case, the annual interest rate shall be increased to 10%. The Note is convertible into common shares of ERF at anytime following issuance and matures on September 13, 2007. The Note includes a discounted conversion price if the stock price falls below the fixed conversion price. The warrants have a five year term and an exercise price of $3.57 per share. The shares of common stock underlying the warrants were not registered either at the date of the transaction, or at December, 31, 2005, and as such were not readily convertible into cash. Therefore, these stand alone warrants do not meet the definition of a derivative as defined by FASB Statement No. 133 "*Accounting for Derivative Instruments and Hedging Activities*" and accordingly, have not been recorded as an asset of the Company. The Company has recorded a corresponding payable to Parent related to the issuance of the Note (see Note 8)

At December 31, 2005, the Company has recorded $1,613 in interest income on the Note.

NOTE 6 – FINANCIAL INSTRUMENTS

Derivatives and Hedging Activities

The Company does not engage in derivative or hedging transactions.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined), and requires that the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2005, the Company had defined net capital of $14,803 which was $9,803 above its required minimum net capital of $5,000.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is economically dependent on its Parent for liquidity, managerial and administrative services and corporate overhead. Based on an expense sharing agreement with the Parent, the Company paid $28,080 for these services during the year ended December 31, 2005, and during the period, the Parent invested a total of $31,103 in the Company which is included in Stockholder's Equity at December 31, 2005.

As described in Note 5, the Company was issued a convertible note with a face amount of $90,000 along with warrants to purchase common stock in connection with a transaction between the Parent and one of its customers. The $90,000 value of the note was recorded as an asset with an offsetting $90,000 non-interest bearing payable to Parent. Upon payment of the note or sale of the underlying securities, the Company intends to repay the balance owed to the Parent.

NOTE 9- COMMITMENTS AND CONTINGENT LIABILITIES

The Company is not aware of any commitments or contingent liabilities that will have an adverse impact on the Company's results of operations or financial condition.

NOTE 10 – INCOME TAXES

For the years ended December 31, 2005, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of tax assets. At December 31, 2005, the Company had an operating loss carry forward for federal tax purposes of approximately $141,537. The net operating loss carryforwards, if not utilized will begin to expire in 2023 for federal purposes.

The significant components of the deferred income tax assets and liabilities as of December 31, 2005 are as follows:

	2005
Deferred tax assets	
Accruals	5,376
Net operating loss carryforwards	57,057
Total gross deferred tax assets	62,432
Less valuation allowance	(62,432)
Net deferred tax assets	$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projects future taxable income, and considers tax planning strategies in making this assessment. Based upon the Company's losses for the year ending December 31, 2005 and 2004, the Company has provided a valuation allowance in the amount of $62,432 reducing the net realizable benefits of these deductible differences to zero at December 31, 2005. The amount of the deferred tax assets considered realizable could change in the near term if projected future taxable income is realized.

SUPPLEMENTAL INFORMATION

PETERSON & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
Serving San Diego Since 1951

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
DP Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of DP Securities, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13 or
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Peterson & Co. LLP

PETERSON & CO., LLP

January 30, 2006
San Diego, California

SCHEDULE I

DP SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULES 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL		
Total stockholders' equity qualified for net capital	$	18,667
Add:		
Other (deductions) or allowable credits		(2,252)
Total capital and allowable subordinated liabilities		16,415
Deductions and/or charges:		
Non-allowable assets		(1,612)
Net capital before haircuts on securities positions		14,803
Haircuts on securities positions		
Stocks and warrants		-
Net capital at December 31, 2005	$	14,803
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses		-
Aggregate indebtedness at December 31, 2005	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital at December 31, 2005	$	14,803
Minimum net capital required		5,000
Excess capital	$	9,803
Ratio: Aggregate indebtedness to net capital		0.00 to 1
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5(a) AS OF DECEMBER 31, 2005)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	14,803
Nonallowable assets erroneously reported as allowable:		
Other (deductions) or allowable credits		-
Net capital per above	$	14,803